UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Sunterra Corporation

(Name of Subject Company (Issuer))

Sunterra Corporation

(Name of Filing Person (Offeror))

3 3/4% Senior Subordinated Convertible Notes due 2024

(Title of Class of Securities)

86787DAC3

(CUSIP Numbers of Class of Securities)

Frederick C. Bauman

Sunterra Corporation

3865 West Cheyenne Avenue

North Las Vegas, Nevada 89032

(702) 804-8600

Copy to:

Jeffrey C. Soza

Christensen, Glaser, Fink,

Jacobs, Weil & Shapiro, LLP

10250 Constellation Boulevard, 19th Floor

Los Angeles, California 90067

(310) 556-3000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$75,632,000	$2,322

(1)	Estimated for purposes of calculating the filing fee only. This amount is based on the aggregate outstanding principal amount of the 3 3/4% Senior Subordinated Convertible Notes due 2024.
(2)	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended equals $30.70 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,322

Form or Registration No.: Schedule TO-I

Filing Party: Sunterra Corporation

Date Filed: May 24, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) is the final amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Sunterra Corporation, a Maryland corporation (the “Company”), and reports the final results of the offer by the Company to purchase for cash all of its outstanding 3 3/4% Senior Subordinated Convertible Notes due 2024 (the “Notes”), upon the terms and subject to the conditions set forth in: (1) the Indenture dated as of March 29, 2004 and as subsequently supplemented (as supplemented, the “Indenture”), by and between the Company and Wells Fargo Bank, National Association, as Trustee (the “Trustee”); (2) the Notes; (3) the Offer to Purchase, dated May 24, 2007, previously filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”); (4) the related Letter of Transmittal previously filed as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”); and (5) the related offering materials previously filed as Exhibits (a)(1)(C) to (D) to the Schedule TO.

The Offer expired at 5:00 p.m., New York City Time, on June 22, 2007. This Amendment No. 1 is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have their respective meanings given to them in the Offer to Purchase and the Schedule TO.

Item 11. Additional Information.

Item 11(b) of the Schedule TO is amended by deleting it in its entirety and replacing it with the following:

(b) Other Material Information.

RESULT OF TENDER OFFER

The Offer expired at 5:00 p.m., New York City Time, on Friday, June 22, 2007 (the “Expiration Date”). Under the Offer, the Company offered to purchase all outstanding Notes validly tendered and not withdrawn by the Holders prior to the Expiration Date in a principal amount of $1,000 or an integral multiple amount thereof at a purchase price of $1,000 per $1,000 in principal amount, plus any accrued but unpaid interest thereon to, but excluding, the Expiration Date. Upon expiration of the Offer, there were $75,632,000 in principal amount of the Notes validly tendered and not withdrawn in the Offer, representing all of the outstanding Notes. The Company will promptly purchase all $75,632,000 in principal amount of the Notes validly tendered and not withdrawn in the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

SUNTERRA CORPORATION

By:	/s/ FREDERICK C. BAUMAN
Name: Frederick C. Bauman
Title: Vice President, General Counsel and Secretary

Date: June 25, 2007